October 28, 2011

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael R. Clampitt
Matt McNair

Re:	Sterling Financial Corporation Registration Statement on Form S-3 File No. 333-169579 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Sterling Financial Corporation (the “Company”) hereby requests that the effectiveness of the above referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on November 1, 2011, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company hereby represents to the United States Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sarah K. Solum (650-752-2011) at Davis Polk & Wardwell LLP, our outside counsel, with any questions you may have concerning this request.

Sincerely,

STERLING FINANCIAL CORPORATION

By:	/s/ Andrew J. Schultheis

Andrew J. Schultheis
Executive Vice President and General Counsel